File No. 0-27884
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2005
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☐          Form 40-F ☐
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐          No ☐
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                 .]

Monthly Sales Report — September 2005	3
Regulated Announcement for the month of September 2005	4 ~ 6
Signatures	7

MACRONIX INTERNATIONAL CO., LTD.
For the month of September 2005
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of September 2005.
     Sales volume (NT$ : Thousand)

Time	Item	2005	2004	Changes	(%)
September	Invoice amount	2,076,402	2,096,614	-20,212	-0.96%
September	Net Sales	2,055,640	2,066,613	-10,973	-0.53%
     Funds lent to other parties (NT$ : Thousand)

	Bal. As of	Bal. As of
	September, 2005 end	August, 2005 end	Limit of lending
MXIC	0	0	0
MXIC’s subsidiaries	0	0	0
     Endorsements and guarantees (NT$ : Thousand)

	Limit of endorsement	September	Bal. As of period end
MXIC	14,542,283	-100,000	1,944,348
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	1,944,348
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0
     Financial derivatives transactions (NT$ : Thousand)
4-1 Trading purpose :

Option
			Sell		Buy
		Future	Call	Put	Call	Put	Forward	Swap	Others
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	—	—	438,900
	Recognized Amount	—	—	—	—	—	—	—	-3,523

4-1 Hedging purpose (for assets / liabilities denominated in foreign currencies):

Option
			Sell		Buy
		Future	Call	Put	Call	Put	Forward	Swap	Others
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	2,355,780	—	—
	Recognized Amount	—	—	—	—	—	11,851	—	—

MACRONIX INTERNATIONAL CO., LTD.
For the month of September 2005
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of September 2005.
     The trading of directors, supervisors, executive officers and 10% shareholders : None
     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None
     Outstanding units and shares of ADR :

Outstanding of units on	Outstanding of shares on	Outstanding of units on	Outstanding of shares on
August 31,2005	August 31,2005	September 30,2005	September 30,2005
34,963,180.3	349,631,803	34,813,180.3	348,131,803

MACRONIX INTERNATIONAL CO., LTD.
For the month of September 2005
This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of September 2005.
     The acquisition of assets : None
     The disposal of assets :

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)
2005/09/09	NITC BOND FUND	2,544,311.6000	161.1790 ~ 161.5970	410,737,827
2005/09/09	HSBC NTD Money Management Fund	34,345,986.6100	14.5730 ~ 14.6074	501,114,042
2005/09/22	Common shares of Powertech Technology Inc	3,814,517 shares	86.02	328,121,880
2005/09/28	POLARIS DE-BAO FUND	41,596,673.7000	10.7934 ~ 10.9003	451,428,615
2005/09/29	JF (TAIWAN) BOND FUND	23,398,575.9000	14.9734 ~ 14.9972	350,594,734
2005/09/29	KIRIN BOND FUND	32,234,275.7000	10.8688 ~ 10.8851	350,572,923

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: October 24, 2005	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center